Exhibit 99.1

SharpLink Gaming Acquires FourCubed, Owner of the Industry’s Leading iGaming and Affiliate Marketing Network Comprised of Over 12,000 Sub-Affiliates

Strategic Acquisition Expected to Unlock and Fuel Conversions and Customer Lifetime Value of SharpLink’s 2.5 Million and Growing Base of Fantasy and Sports Game Players

MINNEAPOLIS – (GLOBE NEWSWIRE) – January 5, 2022 – SharpLink Gaming Ltd. (Nasdaq:SBET) (“SharpLink” or the “Company”), a pioneer of game-changing technological solutions and experienced-based services for the U.S. online sports betting industry, today announced that it has acquired certain assets of FourCubed Management, LLC and 6t4 Company (collectively, “FourCubed”), including FourCubed’s iGaming and affiliate marketing network focused on delivering quality traffic and player acquisitions, retention and conversions to iGaming operator partners worldwide.

SharpLink has acquired certain assets of FourCubed for total consideration of $8.15 million, which consists of $6.5 million in cash and the issuance of approximately 600,000 restricted ordinary shares of SharpLink. The transaction also provides for an earn-out payment of up to approximately 600,000 additional restricted ordinary shares based on the acquired business achieving specific agreed-upon performance benchmarks.

Rob Phythian, Co-Founder and CEO of SharpLink, stated, “The FourCubed strategic acquisition adds an industry respected operating team with decades of combined experience in conversion through affiliate marketing services and in securing highly profitable, recurring, net gaming revenue contracts with many of the world’s leading iGaming operators. Moreover, FourCubed has differentiated itself by forming sticky relationships with its customers through its high tech, high touch strategy and proven player conversion methodologies. SharpLink has more than 2.5 million players engaging with our fantasy and sports games platforms through our network sites and our sports league and media partnership sites. We believe that FourCubed’s technology platform, its team’s affiliate marketing expertise, as well as its approach to player conversions, can be readily adapted to SharpLink’s platform, unleashing extraordinary value from our growing audience of sports fans as adoption of our C4 sports betting conversion technology continues to accelerate.”

Established in 2005, FourCubed owns and operates an international iGaming affiliate network comprised of over 12,000 sub-affiliates and has delivered over 1.8 million referred players since the network’s launch in 2008. For the past three years, FourCubed has averaged annual revenues of more than $5.5 million, with over 90% of its revenue stemming from recurring net gaming revenue contracts with many of the world’s elite iGaming operators, including Party Poker, bwin, UNIBET, GG Poker, Bet365, 888 poker, betfair and others.

Continuing, Phythian noted, “We also believe that FourCubed has reached a key inflection point in its own proprietary business evolution and is ideally poised for dynamic growth of its online poker and casino gaming operations through expansion in the fast emerging iGaming and sports betting markets in the U.S. Consequently, we believe that this acquisition provides SharpLink with the added firepower to help shape our Company into a true industry force.”

Chris Carlson, Founder of FourCubed, has been named as Vice President of Conversions at SharpLink, charged with managing affiliate marketing strategy and execution, collaborating on partnership development and growth and driving profitability. Commenting on the acquisition, Carlson said, “I’ve known Rob for years and have developed tremendous respect for him and for his many career accomplishments. I believe that our companies’ united strengths and respective spheres of influence in the industry will create a catalyst for pronounced growth of SharpLink well into the foreseeable future. With the iGaming and sports betting markets beginning to gain notable momentum in the U.S., we couldn’t be more excited about the opportunity to help ensure SharpLink wins industry dominance as the preferred partner to media operators, leagues and sportsbooks seeking to optimize player engagement and customer lifetime value of sports fans converted to sports bettors.”

About SharpLink Gaming Ltd.

Founded in 2019 and based in Minneapolis, Minnesota, SharpLink is a leading online technology company that connects sports fans, leagues and sports websites to relevant and timely sports betting content. SharpLink uses proprietary, intelligent, online conversion technology to convert sports fans into sports bettors for licensed, online sportsbook operators. SharpLink's intelligent C4 Sports Betting Conversion Platform delivers and determines the best sportsbook betting offers and experience for each identified user. Using sophisticated, AI-enabled behavioral modeling and tracking technologies, and by analyzing user's past and present behaviors, we serve sports fans with personalized betting offers specifically tied to each fan's favorite sports, teams and players. Additionally, SharpLink specializes in helping sports media companies develop strategies, products and innovative solutions to drive deep customer engagement with highly interactive sports games and mobile applications. SharpLink is run by industry veterans with several successful exits in the sports gaming sector. For more information, please visit the SharpLink website at www.sharplink.com.

Forward-Looking Statements

This release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the expected growth in the online betting industry, the expected benefits to the Company resulting from the acquisition of FourCubed, the ability of the Company to achieve the same or similar revenues as FourCubed following the acquisition, the ability of the Company to effectively integrate FourCubed’s technologies and operations into its business, the potential growth of FourCubed’s business, the Company’s ability to grow its business, the potential benefits of the Company’s products, services and technologies and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to successfully manage the integration of FourCubed’s business and technologies into its operations, the Company's ability to achieve profitable operations, government regulation of online betting, customer acceptance of new products and services, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries in which we operate on our operations, the demand for our products and our customers' economic condition, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of the Company, the Company’s ability to obtain the capital resources necessary to fund its business, and other risk factors detailed in the Company's annual report and other filings with the United States Securities and Exchange Commission. The Company does not undertake any responsibility to update the forward-looking statements in this release.

CONTACT INFORMATION:

SHARPLINK INVESTOR RELATIONS:	SHARPLINK MEDIA RELATIONS:
SharpLink Gaming Ltd.	Hot Paper Lantern
Dodi Handy, Director of Communications	Michael Adorno, Vice President, Communications
Phone: 407-960-4636	Phone: 212-931-6143
Email: ir@sharplink.com	Email: madorno@hotpaperlantern.com